Exhibit 5.1

[Letterhead of Baker & McKenzie LLP]

November 14, 2008

Gymno Corporation
Redwood Mortgage Corp.
Redwood Mortgage Investors IX
900 Veterans Blvd., Suite 500
Redwood City, California 94063

RE: Redwood Mortgage Investors IX; Securities Opinion

Ladies and Gentlemen:

We have acted as counsel for Redwood Mortgage Investors IX, LLC, a limited liability company formed pursuant to the Delaware Limited Liability Company Act (the "Company"), and its managers, Gymno Corporation and Redwood Mortgage Corp. (the "Managers"), in connection with the public offering of up to 187,500,000 units of limited liability company interests of the Company (the "Units"), at $1.00 per unit, as described more fully in the registration statement (the "Registration Statement") and prospectus contained in the Registration Statement (the "Prospectus") of Redwood Mortgage Investors IX, LLC, as filed on Form S-11.

We have been requested by the Company to furnish our opinion as to the legality of the Units being offered by the Company.   In connection therewith, we have examined the originals, or photostatic or certified copies, of such records of the Company, of certificates of officers of the Company and of public documents, and such other documents as we have deemed relevant and necessary as the basis of the opinions set forth below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as photostatic or certified copies and the authenticity of the originals of such copies. We have also conducted various meetings, discussions and conversations with the Managers regarding the offer and sale of the Units.

 Based upon and subject to the foregoing, we are of the opinion that:

1.   The Company, as described in the Prospectus, has been duly formed and is a validly existing limited liability company under the laws of the State of Delaware.

 2.   Subject to obtaining any necessary government approvals or authorizations prior to the issue and sale of the Units in the manner described in the Prospectus, and upon proper payment by subscribers for Units, the Units will be legally and validly issued, fully paid and non-assessable.

The opinions expressed above are limited to the Limited Liability Company Act of the State of Delaware (including all applicable provisions of the Delaware constitution and reported judicial decisions interpreting these laws) and the federal laws of the United States of America.

This opinion letter is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated. We hereby consent to the use of our opinion as herein set forth as an exhibit to the Registration Statement and to the use of our name under the caption "Legal Matters" in the prospectus forming a part of the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

/s/ Baker & McKenzie LLP

BAKER & McKENZIE LLP